Renavotio, Inc.

601 South Boulder Avenue, Suite 600

Tulsa, Oklahoma 74119

(888) 928-1312

July 7, 2021

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn:	Benjamin Richie, Attorney

Re:	Renavotio, Inc. (referred to herein as the “Registrant”) Registration Statement filed on Form S-1 Originally filed on June 29, 2021 File No. 333-257527

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Renavotio, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-257527) filed originally on June 29, 2021 (the “Registration Statement”), so that it may become effective at 3 p.m., Eastern Daylight Time, on July 9, 2021, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions or concerns regarding this request, please direct such request to our Securities Counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Sincerely yours,

/s/ William Robinson
William Robinson Chief Executive Officer